NEWMARKET GOLD REPORTS CONTINUED DRILLING SUCCESS AT STAWELL AURORA B
NEAR MINE DISCOVERY AND INITIATES ADDITIONAL DRILLING ALONG STRIKE

Vancouver, B.C. – January 26, 2015 – Newmarket Gold (“Newmarket” or the “Company”)(TSX: NMI)(OTCQX:NMKTF) today reports 6 holes of growth drilling from the Aurora B discovery at Stawell Gold Mine in Victoria, Australia. Of the results reported today, 5 holes are from Phase 3 drilling and 1 hole is from Phase 2 drilling (see news release published September 21, 2015). Phase 3 drilling at Aurora B consisted of 13 drill holes completed over 4,768 metres (m). Results achieved from 11 drill holes reported to date have been successful and has increased the Company’s confidence in the potential of the Aurora B target for future development proximal to current underground operations.

Key Highlights

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Completed the Aurora B Phase 3 East Flank diamond drill program which returned significant intercepts for the Hampshire Lode, including: 16.8 g/t Au (1) over 1.3m (ETW 0.65m) in hole MD6366, 4.01 g/t Au(1) over 7.7m (ETW 4.9m) in hole MD6367 and 3.04 g/t Au over 9.9m (ETW 8.7m) in hole MD6364.

•

Phase 3 drill results support the continuation of mineralization along the Magdala East Basalt Flank, particularly within the Hampshire Lode, which remains open to the north and the south and at depth. More than 2.3 million ounces of historical production at Stawell has come from the West Flank of the Magdala Mineralization System with no recorded production from the East Flank.

•	The final hole from Phase 2 drilling, hole MD6353, intersected 7.27g/t Au over 0.9m (ETW 0.5m).

•

Prior released results from the Stawell Phase 1 and Phase 2 drill programs (6 drill holes) include: 7.06 g/t Au over 17.8 m (ETW 8.3 m), 25.4 g/t Au over 0.55 m, 8.03 g/t Au over 8.80 m (ETW 5.0 m) and 2.59 g/t Au over 5.5 m (ETW 3.1 m).

•	Drilling to date, has outlined a mineralized surface on Aurora B measuring 150 m along strike and 150 m down dip and is open for expansion.

•	Completed 327 m of underground development to support infill drilling at Aurora B with this East Flank discovery now only 220 m east of mine infrastructure.

•	Commenced the Phase 4 diamond drill hole program, consisting of 7 holes over 3,000 m, to explore for along-strike extensions of the Aurora B Target.

(1)       Visible gold present in intercept, ETW - Estimated True Width, All drill results are presented in Table 1 and drill collars in Table 2

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “We are extremely encouraged with the drill results from the Aurora B discovery at Stawell as we continue to target significant resource expansion opportunities with the goal of increasing the life of mine reserves across all of our operations. We have now completed 19 drill holes on the Aurora B target and the results to date highlight the potential to build Mineral Resources and Mineral Reserves on the expansive Magdala East Basalt Flank. To date, drilling has outlined a mineralized surface close to mine infrastructure of approximately 150 m along strike and 150 m down dip with Phase 4 drilling underway to target the along strike potential of the discovery”.

Stawell Gold Mine Aurora B Exploration Summary

Following Stawell drill results published September 21, 2015, growth exploration continued to focus on the high priority growth target, Aurora B, located on the Magdala Basalt East Flank (Figure 1).

By the end of 2015, a third phase of drilling testing the Aurora B Target was completed and included 13 holes over 4,768 m at a total cost of US$435,000. In addition, construction of 327 m of underground development was established to provide drill platforms for Aurora B infill drilling. The cost for this development was US$709,000 advancing the development to be within 220 m laterally from the Aurora B target.

Currently, two drill rigs are operating from the newly constructed underground development to test for gold mineralization along-strike of the defined Aurora B Target. This next phase of exploration drilling, Phase 4, will cover approximately 3,000 m from 7 diamond drill holes. Drilling will target basalt contact mineralization within ‘waterloo’ zones and the Hampshire Lode, the key target (Figure 1 and Figure 2).

Aurora B Target Drill Program

The high priority growth target, Aurora B, at Stawell continues to be explored through a phased drilling program. Drilling results from Phase 1 (news release July 22, 2015) and Phase 2 (news release September 21, 2015) drill programs previously identified the Hampshire Lode, a mineralized surface with approximate dimensions of 150 m in strike and 150 m in dip. The Phase 3 exploration program was designed to reduce drill spacing to approximately 50 m by 50 m over the Hampshire Lode and to provide adequate close-spaced data sufficient for Mineral Resource estimation work. Ten of the 13 holes in Phase 3 successfully intersected the Hampshire Lode gold mineralization, occurring within altered banded iron formation 10 to 50 m in thickness, and is approximately 10 m to 50 m from the basalt contact (Figure 2 and 3).

The banded iron formation is variably cut by quartz-carbonate veins about which disseminated sulphides (arsenopyrite and recrystallized pyrrhotite) and alteration occurs. Gold mineralization tends to be associated with the zones of sulphides within the banded iron formation.

Drill results from one drill hole from the Phase 2 program (results pending at time of News Release September 21, 2015 ) and 5 drill holes in the Phase 3 program are now reported for holes targeting the Hampshire Lode (Figure 2). All successfully completed holes to date have intersected the Hampshire Lode, with three holes returning significant intercepts. These intercepts include 16.8 g/t Au (1) over 1.3m (ETW 0.65m) in hole MD6366 and 4.01 g/t Au (1) over 7.7m (ETW 4.9m) in hole MD6367), including three high-grade intervals of 23.6 g/t Au (1) over 0.3m (ETW 0.2m), 11.8 g/t Au (1) over 0.5m (ETW 0.3m) and 17.05 g/t Au (1) over 0.6m (ETW 0.4m) . In addition to these two holes, MD6364 returned 3.04 g/t Au over 9.9m (ETW 8.7m) .

When the remainder of the Phase 3 drilling results are received, they will be used for resource modelling which may lead to establishment of Mineral Resources on the East Basalt Flank at Stawell. This would be a significant realization given all of Stawell Gold Mine’s historical production, more than 2.3 million ounces, has only been drawn from the West Flank of the Magdala Mineralization System. Results to date support the continuation of mineralization along the East Flank, particularly within the Hampshire Lode, which remains open to the north and the south and at depth.

A Phase 4 drilling program, to explore north and south along-strike from the Phase 3 drilling area commenced in early January 2016. The program is being undertaken from the recently completed Aurora B development where two drill rigs are completing approximately 7 holes for a total of 3,000 m of diamond drilling (Figure 1). The areas being investigated by this drilling have approximate strike and dip dimensions of 175 m by 100 m in the north and 100 m by 100 m south.

To view a PDF of the tables and figures as referenced in this press release please go to the following link: http://media3.marketwire.com/docs/0734m2.pdf

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this news release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.